Mail Stop 4561

December 1, 2009

Paul Parrish
Chief Financial Officer
S1 Corporation
705 Westech Drive
Norcross, GA 30092

> **Re:** **S1 Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-24931**

Dear Mr. Parrish:

We have completed our review of your Form10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief